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                            SUBSCRIPTION PROCEDURES


Dear Prospective BlackRock Fund Investors III Shareholder:

                 To become a shareholder of BlackRock Fund Investors III, which will in turn invest all of it assets in BlackRock Asset Investors, please carefully follow the subscription procedures detailed below:

                 1. Please read the Confidential Private Placement Memorandum dated December 21, 1994 (together with any supplements thereto) and appendices thereto and the Subscription Agreement (collectively, the "Offering Documents"). If you would like to receive any additional information, or if you have any questions regarding BlackRock Fund Investors III (the "Fund") or BlackRock Asset Investors (the "Trust") or the terms of the offering, please contact Laurence D. Fink ((212) 754-5546), Ralph L. Schlosstein ((212) 754-5547), Susan L. Wagner ((212) 754-5534) or Wesley R. Edens ((212) 754-5346)
at BFM Advisory L.P.;

                 2. Please complete and sign the Subscription Agreement enclosed herein (the "Subscription Agreement"). When completing the Subscription Agreement, please be sure to respond to the inquiries contained in Sections 6 and 7 of the Subscription Agreement. Please mail your completed Subscription Agreement to:

                            BlackRock Fund Investors III
                            c/o BFM Advisory L.P.
                            Subscriptions Department
                            345 Park Avenue
                            New York, New York  10154

                 3. If you are subscribing for shares on behalf of an entity (i.e., other than a natural person), please complete the applicable Exhibit A, B or C attached to the Subscription Agreement and Exhibit D if you are an individual subscribing for shares.

                 4. The minimum capital commitment (the "Capital Commitment") per investor for BlackRock Fund Investors III, which may be waived by BlackRock Financial Management, L.P. (the "Advisor") solely to accommodate Capital Commitments to be made by affiliates of the Advisor and relevant regulatory requirements applicable to any prospective shareholder, is the lesser of (a) $100 million or (b) 16.67% of the Trust's maximum amount of Capital Commitments ($600 million; the "Maximum Commitments"). Your Capital Commitment will be subject to periodic drawdowns as described in the Offering Documents and the Subscription Agreement. All capital calls must be paid for by wire of immediately available funds on the date specified in the written notice of a capital call, which date shall be no sooner than 14 days after the date the written notice of the capital call is sent to you by the Fund. Payment for subscription of shares will only be accepted by same day wire transfer.

                 5. An initial closing is scheduled to take place on or about January 6, 1995 (the "Initial Closing") at which time the Fund will accept initial Subscription Agreements but will not sell any Shares. The Fund reserves the right to delay the Initial Closing, but the Initial Closing shall not be held on a date later than March 31, 1995.

                 The Subscription Agreement is not binding on the Fund or the Advisor until accepted by the Fund and the Advisor, each of which reserves the right to reject, in whole or in part, in its sole discretion, the subscription made hereby. If within 14 days of the Fund's acknowledged receipt of the Subscription Agreement, the Subscription Agreement is not accepted by the Fund and the Advisor and an accepted copy is not delivered to you, the Subscription Agreement shall be of no further force and effect unless you agree in writing to an extension of such 14 day period.

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        Thank you for your interest in BlackRock Fund Investors III and
BlackRock Asset Investors.

                              BFM Advisory L.P.



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